Filed Pursuant to Rule 424(b)(3)
Registration No. 333 - 183283
PROSPECTUS

900,000 SHARES
DREW INDUSTRIES INCORPORATED
COMMON STOCK

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, the selling stockholder may sell or otherwise dispose of from time to time up to an aggregate of 900,000 shares of common stock of Drew Industries Incorporated, a Delaware corporation.

The selling stockholder may sell or otherwise dispose of all or any portion of the shares of common stock described in this prospectus in a number of different ways at varying prices. See “Plan of Distribution.” The selling stockholder will determine the prices at which he sells his shares.  Drew will not receive any of the proceeds from the sale of the shares by the selling stockholder.  The selling stockholder will pay, or reimburse Drew for, all registration expenses, and will pay all selling expenses, including all underwriting discounts and selling commissions.

The common stock is listed on the New York Stock Exchange under the symbol “DW.”  On August 17, 2012, the last reported sale price of the common stock on the New York Stock Exchange was $29.47 per share.

THIS INVESTMENT INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

The shares of common stock may be offered by the selling stockholder in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. The selling stockholder may be deemed to be an “underwriter” as defined in the Securities Act of 1933, as amended (the “Securities Act”). If any broker-dealers are used by the selling stockholder, any commissions paid to broker-dealers and, if broker-dealers purchase any shares as principals, any profits received by such broker-dealers on the resale of shares of common stock may be deemed to be underwriting discounts or commissions under the Securities Act.  In addition, any profits realized by the selling stockholder may be deemed to be underwriting commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 20, 2012.

We have not, and the selling stockholder has not, authorized any person to provide you with any information or to make any representation that is different from, or in addition to, the information and representations contained in this prospectus and any applicable prospectus supplement or in any of the documents that are incorporated by reference herein or therein. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and any applicable prospectus supplement, as well as the information contained in any document incorporated by reference herein or therein, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus, unless the context requires otherwise:  “we,” “us,” “our”, the “Company” and “Drew” means Drew Industries Incorporated and its consolidated subsidiaries.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive position, growth opportunities for existing products, acquisitions, plans and objectives of management, markets for the Company’s common stock and other matters. Statements in this prospectus that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act.

Forward-looking statements, including, without limitation, those relating to our future business prospects, net sales, expenses and income (loss), cash flow, and financial condition, whenever they occur in this prospectus are necessarily estimates reflecting the best judgment of our senior management at the time such statements were made, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements. We do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. You should consider forward-looking statements, therefore, in light of various important factors, including those set forth or incorporated by reference in this prospectus, and in our subsequent filings with the SEC.

There are a number of factors, many of which are beyond our control, which could cause actual results and events to differ materially from those described in the forward-looking statements.  These factors include, in addition to the other matters described in or incorporated by reference in this prospectus:

·	pricing pressures due to domestic and foreign competition;

·	costs and availability of raw materials, (particularly steel, steel-based components, and aluminum) and other components;

·	availability of credit for financing the retail and wholesale purchase of products for which we sell our components;

·	availability and costs of labor;

·	inventory levels of retail dealers and manufacturers;

·	levels of repossessed manufactured homes and RVs;

·	changes in zoning regulations for manufactured homes;

·	sales declines in the industries to which we sell our products;

·	the financial condition of our customers;

·	the financial condition of retail dealers of products for which we sell our components;

·	retention and concentration of significant customers;

·	the successful integration of acquisitions;

·	interest rates;

·	oil and gasoline prices;

·	the outcome of litigation; and

·	the effect of international, national and regional economic conditions and consumer confidence on the retail sale of products for which we sell our components.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe,” “anticipate” and similar expressions are intended to identify forward-looking statements. You will find these forward-looking statements at various places throughout this prospectus and the documents incorporated by reference, including any amendments. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made.

PROSPECTUS SUMMARY

This prospectus is part of a registration statement that we filed with the SEC using a "shelf” registration process. Under this shelf registration process the selling stockholder may offer and sell or otherwise dispose of, from time to time, up to 900,000 shares of our common stock, in one or more offerings and at prices and on terms that he determines at the time of the offering. This prospectus provides you with a general description of the common stock that the selling stockholder may offer in the future. You should read this prospectus and any applicable prospectus supplement together with the additional information described under the headings “Incorporation by Reference” and "Where You Can Find More Information" before making an investment decision. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Statements contained or deemed to be incorporated by reference in this prospectus or any prospectus supplement as to the content of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to a document incorporated or deemed to be incorporated by reference in this prospectus or such prospectus supplement, each such statement being qualified in all respects by such reference. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

THE COMPANY

General

We were incorporated under the laws of Delaware on March 20, 1984, and we are the successor to Drew National Corporation, which was incorporated under the laws of Delaware in 1962.  Our Company's principal executive and administrative offices are located at 200 Mamaroneck Avenue, White Plains, New York  10601;  telephone number (914) 428-9098.  Our common stock is traded on the New York Stock Exchange (symbol: DW).  Our website is www.drewindustries.com.  The information contained on our website is not incorporated by reference in the prospectus.

Business

We have two reportable operating segments: the recreational vehicle (“RV”) products segment (the “RV Segment”), and the manufactured housing products segment (the “MH Segment”).  The RV Segment accounted for 84 percent of consolidated net sales for 2011, and the MH Segment accounted for 16 percent of consolidated net sales for 2011.  Approximately 90 percent of the RV Segment net sales in 2011 were of products to manufacturers of travel trailer and fifth-wheel RVs.  The balance represents sales of components for motorhomes, truck caps and buses, as well as for trailers used to haul boats, livestock, equipment and other cargo, and for the aftermarket.  Drew’s operations are conducted through its wholly-owned subsidiaries, Lippert Components, Inc. and its subsidiaries (collectively, “Lippert”) and Kinro, Inc. and its subsidiaries (collectively, “Kinro”), each of which has operations in both the RV Segment and the MH Segment.

Over the last fifteen years, we have acquired a number of manufacturers of components for RVs, manufactured homes, specialty trailers and adjacent markets, expanded our geographic market and product lines, consolidated manufacturing facilities, and integrated manufacturing, distribution and administrative functions.  At December 31, 2011, we operated 31 manufacturing facilities in 11 states, and achieved consolidated net sales of $681 million for the year.

RISK FACTORS

An investment in our securities involves a high degree of risk.  You should carefully consider the risks and uncertainties described in our periodic reports filed with the SEC, including the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent annual report on Form 10-K, as such has been (and may be further) revised or supplemented prior to the completion of this offering by more recently filed quarterly reports on Form 10-Q, each of which is or upon filing will be incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future, as well as other information in this prospectus and the documents incorporated by reference herein before purchasing any of our securities.  The risks and uncertainties described in this prospectus and the documents incorporated by reference herein are not the only ones facing us.  Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business.  If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way.  This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

USE OF PROCEEDS

The selling stockholder will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.  Drew will not receive any of the proceeds from the sale of the shares by the selling stockholder.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock is 30,000,000 shares of common stock, $0.01 par value.  At July 31, 2012, 22,309,243 shares of common stock were outstanding.  In addition to the summary of our common stock that follows, we encourage you to review our Restated Certificate of Incorporation, as amended, and Bylaws, which we have filed with the SEC.

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are generally entitled to vote.  The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholders action, unless a greater vote is required by law.  Directors are elected by a plurality of the votes cast at any election and there is no cumulative voting of shares.

Holders of our common stock have no preemptive rights.  Subject to applicable laws, holders of  our common stock are entitled to such dividends as may be declared by our board of directors.  The common stock is not entitled to any sinking fund, redemption or conversion provisions.  Upon our dissolution, liquidation or winding up, the holders of our common stock are entitled to share ratably in our net assets remaining after the payment of all creditors.  The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

SELLING STOCKHOLDER

The following table sets forth the selling stockholder’s name, number of shares beneficially owned (including options) and percent of outstanding shares as of August 10, 2012.

	Beneficial Ownership Prior to Offering			Estimated Beneficial Ownership After Offering
Name of Selling Stockholder	Number of Shares(1)	Percent of Outstanding Shares	Number of Shares Offered(1)	Number of Shares	Percent of Outstanding Shares

Edward W. Rose, III (2)	1,683,694	7.3%	900,000	783,694	3.4%
_________________

(1)  In addition, this prospectus will also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, merger, consolidation, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of common stock.  See “Description of Common Stock.”

(2)  Mr. Rose is a member of our Board of Directors.  He served as the Chairman of the Board of Directors from March 1984 until December 31, 2008 and Lead Director from January 2009 until November 2011.  Mr. Rose has sole voting and  dispositive power with respect to the shares owned by him.  Excludes 200,000 shares of common stock held in trusts for the benefit of  Mr. Rose's wife.  Mr. Rose's wife has sole voting and investment power with respect to an additional 27,840 shares owned by her of record, which are also excluded.  Mr. Rose disclaims any beneficial interest in such shares.  In December 2006 and 2007, Mr. Rose was granted options to purchase respectively, 7,500 shares at $24.89 and $26.59 per share; and in December 2008, November 2009 and November 2010, Mr. Rose was granted options to purchase 12,500 shares at $12.72 per share, 7,500 shares at $19.49 per share, and 11,500 shares at $19.67 per share, respectively.  Although no part of such options has been exercised, all shares subject to such options which are exercisable within 60 days are included in the above table as beneficially owned.  Includes restricted stock representing 5,180 shares granted to Mr. Rose in November 2011 in lieu of stock options.  Excludes deferred stock units representing 1,622 shares of common stock.

We prepared this table based on the information supplied to us by the selling stockholder, and we have not sought to verify such information.  Because the selling stockholder may offer all or some of his shares of common stock from time to time, we can only estimate the number of shares of common stock that will be held by the selling stockholder upon the termination of any particular offering by the selling stockholder by assuming that all the shares offered under this prospectus are sold. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

The selling stockholder intends to distribute the shares of common stock from time to time only as follows (if at all), subject in each case to complying with Drew’s stock ownership and trading policies:

·	to or through underwriters, brokers or dealers;

·	directly in privately negotiated transactions to one or more other purchasers;

·	through agents on a best-efforts basis; or

·	otherwise through a combination of any such methods of sale.

If the selling stockholder sells the shares of common stock through underwriters, dealers, brokers or agents, such underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock.

The shares of common stock may be sold from time to time:

·	in one or more transactions at a fixed price or prices, which may be changed;

·	at market prices prevailing at the time of sale;

·	at prices related to such prevailing market prices;

·	at varying prices determined at the time of sale; or

·	at negotiated prices.

Such sales may be effected in transactions:

·	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

·	in the over-the-counter market;

·
in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transactions, or in crosses, in which the same broker acts as an agent on both sides of the trade;

·	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

·	through the writing of options; or

·	through other types of transactions.

In connection with sales of the common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholder may loan or pledge common stock to broker-dealers or others that in turn may sell such securities. The selling stockholder may pledge or grant a security interest in some or all of the common stock owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.

The selling stockholder also may transfer and donate shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholder for purposes of the prospectus. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

The selling stockholder and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

Without limiting the generality of the foregoing, the selling stockholder has advised us that he has entered into an arrangement with Jones Trading Institutional Services, LLC (“Jones”), a FINRA registered broker-dealer, to place the shares, on a best efforts basis, in one or more block transactions or otherwise in which Jones would receive its usual and customary commission of five cents per share.  Jones may be deemed to be an “underwriter” in connection with such transactions and the commissions that it receives may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of the shares of common stock by the selling stockholder and any other such person.  Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling stockholder will pay all expenses of this shelf registration statement, including any broker’s commission, agency fee or underwriter’s discount or commission.

VALIDITY OF SECURITIES

The validity of the securities offered by this prospectus will be passed upon by Phillips Nizer LLP, New York, New York.  As of the date hereof, Harvey F. Milman, who is of counsel to Phillips Nizer LLP and has been our general counsel and assistant secretary since 1969 and our Vice President-Chief Legal Officer since March 2005, beneficially owns 24,400 shares of Drew common stock, including options to purchase 16,600 shares of common stock, which are currently exercisable.

EXPERTS

The consolidated financial statements of Drew Industries Incorporated  and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Drew files annual, quarterly and current reports, proxy statements and other information with the SEC. Drew’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document Drew files at the SEC’s public reference facility in Washington, D.C. at the following address:

·	100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

Reports, proxy statements and other information concerning us can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY  10005.

INCORPORATION BY REFERENCE

We have elected to incorporate by reference into this prospectus the following documents (including the documents incorporated by reference therein) filed by Drew (SEC File No. 001-13646) with the SEC:

·	Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 14, 2012; and

·	Definitive Proxy Statement for Drew’s 2012 annual meeting of stockholders, filed with the SEC on April 12, 2012; and

·	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012 filed with the SEC on May 9, 2012 and August 9, 2012, respectively; and

·
Current Reports on Form 8-K, filed with the SEC on January 30, 2012, February 9, 2012, February 13, 2012 (two Form 8-K’s), February 14, 2012, February 23, 2012, March 5, 2012, April 10, 2012, April 19, 2012, May 4, 2012, May 11, 2012, May 14, 2012, May 29, 2012, July 19, 2012 and August 6, 2012, respectively; and

·
The description of the common stock contained in the registrant’s Registration Statement on Form 8-A filed with the SEC on December 3, 2003 pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document which also is incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

You may request a copy of these filings, in most cases without exhibits, at no cost by writing or telephoning us at the following address:

Joseph S. Giordano III, Treasurer
Drew Industries Incorporated
200 Mamaroneck Avenue
White Plains, New York 10601
(914) 428-9098

PROSPECTUS
You may rely on the information contained in this prospectus.  Neither Drew nor the selling stockholder have authorized anyone to provide information different from that contained in this prospectus.  Neither the delivery of this prospectus nor sale of shares means that information contained in this prospectus is correct after the date of this prospectus.  This prospectus is not an offer to sell or a solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful.

August 20, 2012